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Exhibit (a)(9)

To:	Waddell & Reed Financial, Inc. ("Company") Class A Option Holders Whose Options Have Been Accepted in the Offer
From:	Keith A. Tucker
Date:	March , 2003
Re:	Stock Option Tender

        We are pleased to announce the expiration of our Offer to Exchange (the "Offer") all of the unexercised stock options (whether vested or unvested) that had an exercise price of $25.4375 or greater (the "Eligible Options") that were outstanding under the Company's stock incentive plans for restricted shares of Class A Common Stock (the "Restricted Stock"). All capitalized terms used in this memo that are not defined herein have the meanings given to those terms in the Letter of Transmittal accompanying our Offer to Exchange dated February 12, 2003.

        The Offer expired at 11:59 p.m., Central Standard Time, on March 14, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, we accepted for exchange your Eligible Options and cancelled all such Eligible Options. We have issued you your shares of Restricted Stock in exchange for the Eligible Options under the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated (the "Plan").

        The Restricted Stock will be subject to the terms and conditions of the Plan and a Restricted Stock agreement between you and Company. We will distribute the Restricted Stock agreement to you within two weeks of the expiration of the Offer.

        If you have any questions about your rights in connection with the grant of Restricted Stock, please contact William D. Howey, Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202 (telephone: (913) 236-1902, facsimile: (913) 236-1909).

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  Exhibit (a)(9)